Mail Stop 4561

June 16, 2009

Donald E. Brown, M.D., Chief Executive Officer
Interactive Intelligence, Inc.
7601 Interactive Way
Indianapolis, IN 46278

> **Re:** **Interactive Intelligence, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 9, 2009**
> **File No. 000-27385**

Dear Mr. Brown:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen Krikorian
Accounting Branch Chief